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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

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SEC FILE NUMBER
8-67198

KH 3/8

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

AGECROFT PARTNERS, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 Canterbury Road
              (No. and Street)

Richmond	Virginia	23221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald A. Steinbrugge   (804) 355-2082
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
                 (Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

11018899

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, <u>Donald A. Steinbrugge, Managing Partner</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Agecroft Partners, LLC, (Company)</u>, as of <u>December 31, 2010</u>, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____   _____

Donald A. Steinbrugge, Managing Partner

Sworn and subscribed to before me this 21st day of February , 201 .

This report contains (check all applicable boxes):   **Page**

		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	9 - 10
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	11 - 12



VB&T	250 W57th Street	E-mail:
	Suite 1632	fvb@getcpa.com
	New York, NY 10107	rtse@getcpa.com
	T:1.212.448.0010	info@getcpa.com
Certified Public Accountants, PLLC	F:1.888.99.PCAOB (72262)	www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Agecroft Partners, LLC

We have audited the accompanying balance sheet of Agecroft Partners, LLC, as of December 31, 2010 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agecroft Partners, LLC at December 31, 2010, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 15, 2011

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

1

AGECROFT PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	241,711
Accounts receivable		112,135
Prepaid expenses		2,350
Fixed assets, net of accumulated depreciation		5,795
Total Assets	$	361,991

LIABILITIES AND MEMBER'S EQUITY

Bank Overdraft	$	23,589
Accounts payable and accrued expenses		1,366
Total Liabilities	$	24,955
Contingencies		
Member's equity		337,036
Total Liabilities and Member's Equity	$	361,991

AGECROFT PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:

Fee income	$	590,258
Interest income		74
Total Revenues		590,332

Costs and Expenses:

Salaries & wages	330,527
Travel and entertainment	81,395
Professional fee	25,666
Payroll taxes	22,108
Telephone & technology	10,781
Office	10,099
Regulatory fees	6,386
Advertising & marketing	1,500
Computer expense	3,550
Depreciation	1,449
Total Costs and Expenses	493,461

Net Income	$	96,871

See Independent Accountants' Report and Accompanying Notes

3

AGECROFT PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows From Operating Activities:		
Net Income	$	96,871
Depreciation		1,449
Loss on disposal of equipment		2,967
Adjustment to reconcile net income to net cash provided by operating activities:		
(Increase) in accounts receivable		(5,742)
(Increase) in prepaid expenses		(223)
Increase in bank overdraft		14,909
(Decrease) in accounts payable and accrued expenses		(686)
Net Cash Provided By Operating Activities		109,545
Cash Flows From Investing Activities:		
Purchase of equipment		(7,245)
Net Cash (Used) by Investing Activities		(7,245)
Cash Flows From Financing Activities:		
Net Cash Provided By Financing Activities:		-
Net (Increase) In Cash		102,300
Cash and cash equivalents at beginning of the year		139,411
Cash and cash equivalents at end of the year	$	241,711

See Independent Accountants' Report and Accompanying Notes

AGECROFT PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Total Member's
Balance, January 1, 2010	$ 240,165
Net Income	96,871
Balance, December 31, 2010	$ 337,036

1. ORGANIZATION AND NATURE OF BUSINESS

Agecroft Partners, LLC (Company) was organized in the State of Virginia on November 2, 2005, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and Commodity Futures Trading Commission (CFTC), is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA) and the Securities Investor Protection Corp. (SIPC).

The Company has a December 31 year-end.

The Company is engaged in the business of providing business and financial consulting and referral transactions. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues
Revenues are recognized by the Company when services are rendered. During the current year the Company had done referral transactions providing revenues.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Income Taxes
The Company is a limited liability Company taxed as partnership and therefore, the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Depreciation on property and equipment is provided using straight-line method over their estimated useful lives of 5 years.

3.   **NET CAPITAL REQUIREMENTS**

The Company is a member of the FINRA and NFA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17, which requires the maintenance of minimum net capital of $5,000 and $45,000, respectively and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $211,922, which was $206,922 and $166,922, respectively in excess of the amount required.

AGECROFT PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL:

Total member's equity	$	337,036

Deductions and/or charges:
  Non-allowable assets:

Accounts receivable	(112,135)
Prepaid expenses	(2,350)
Furniture and fixtures, net	(5,795)

Net capital before haircuts on securities positions	216,756
Haircuts on securities positions	(4,834)
Undue concentration	-
Net Capital	211,922

AGGREGATE INDEBTEDNESS:
  Items included in the statement of financial condition:

Accounts payable and accrued expenses	$	24,955

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	1,664
Minimum net capital required	$	5,000
Excess net capital	$	206,922
Net capital less greater of 10% of total AI or 120% of min. net capital	$	205,922
Percentage of aggregate indebtedness to net capital is		12%

The above computation does not differ materially from the December 31, 2010 computation
of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.



VB&T

Certified Public Accountants, PLLC

250 W57th Street	E-mail:
Suite 1632	fvb@getcpa.com
New York, NY 10107	rtse@getcpa.com
T:1.212.448.0010	info@getcpa.com
F:1.888.99.PCAOB (72262)	www.getcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Mr. Donald A. Steinbrugge
Agecroft Partners, LLC
103 Canterbury Road
Richmond, VA 23221-3211

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Agecroft Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Agecroft Partners, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Agecroft Partners, LLC's management is responsible for the Agecroft Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

Registered with the Public Company Accounting Oversight Board
Member: American Institute of Certified Public Accountants

9

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 15, 2011

Registered with the Public Company Accounting Oversight Board
Member: American Institute of Certified Public Accountants

10



VB&T

Certified Public Accountants, PLLC

250 W57th Street	E-mail:
Suite 1632	fvb@getcpa.com
New York, NY 10107	rtse@getcpa.com
T:1.212.448.0010	info@getcpa.com
F:1.888.99.PCAOB (72262)	www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Agecroft Partners, LLC

In planning and performing our audit of the financial statements and supplementary information of Agecroft Partners, LLC (the "Company") for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 15, 2011

Agecroft Partners, LLC
<u>(SEC I.D. No. 8-67198)</u>

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2010
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL